One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

Thomas Friedmann

thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

June 17, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Anu Dubey

Re:	WhiteHorse Finance, Inc. Proxy Statement for 2016 Annual Meeting of Stockholders

Ladies and Gentlemen:

On June 6, 2016, WhiteHorse Finance Inc., a Delaware corporation (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a preliminary Proxy Statement for its Annual Meeting of Stockholders (the “Proxy Statement”) to consider (1) a proposal to elect one director of the Company and (2) a proposal to authorize the Company to sell shares of its common stock, during the next twelve months, at a price or prices below the Company’s then current net asset value per share. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission in a telephone conversation between Anu Dubey of the Staff and Shashi Khiani and Owen T. Williams, outside counsel to the Company, on June 14, 2016.

For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Proxy Statement.

1.	With respect to the disclosures in the “Notice of Annual Meeting” filed with the Proxy Statement and under “Adjournment and Additional Solicitation” at the bottom of page 2 of the Proxy Statement, please note that the Proxy Statement may not confer upon the proxy holders the discretionary authority to adjourn with the shareholder vote if the adjournment of the meeting is intended as a means for soliciting additional proxies, as such an adjournment is not considered a “matter incident to the conduct of the meeting” under Rule 14a-4(c)(7) under the Securities Exchange Act of 1934, as amended. Please revise the Proxy Statement to clarify that the proxy holders do not have discretionary authority to adjourn with the shareholder vote in order to solicit additional proxies.

United States Securities and Exchange Commission June 17, 2016 Page 2

The Company notes the Staff’s comment and has revised the disclosure to clarify that discretionary adjournment applies solely in the event that a quorum is not obtained.

2.	Under “The Board’s Composition and Leadership Structure” on page 7, please disclose when the Company expects to appoint an independent director to its board of directors in order to comply with Section 56 of the Investment Company Act of 1940, as amended.

The Company notes the Staff’s comment and has revised the Proxy Statement to disclose the date by which the Company intends to appoint an independent director to its board of directors.

3.	Under “Investment Advisory Agreement” on page 12, please describe the types of securities in which your investment adviser may invest that are not fully aligned with the interests of your stockholders.

The Company notes the Staff’s comment and respectfully submits that, because there is no present intention to invest in any securities which are not aligned with the interests of its stockholders, it would be misleading to include such disclosure in the Proxy Statement. In the event that the Company has such an intention, it will include such disclosure in its other public filings.

4.	Please disclose the percentage limit below net asset value (“NAV”) at which the Company may sell its shares (or if there is no such limit, please disclose that fact) in each below-NAV offering.

The Company notes the Staff’s comment and has revised the Proxy Statement to disclose that there is no limit on the amount below NAV at which the Company may sell its shares in each below-NAV offering.

5.	Under “Examples of Dilutive Effect of the Issuance of Shares of Common Stock Below NAV – Impact on Existing Stockholders who do not Participate in the Offering,” and “– Impact on New Investors,” please revise “Example 4” in the tables provided on pages 20 and 22 of the Proxy Statement to show the potential NAV dilution from an offering with the highest discount permitted under Delaware law.

The Company notes the Staff’s comment and respectfully submits that, because the purpose of the proxy statement is to provide information to existing stockholders, not to act as a prospectus for new investors, the proposed edits would not improve the disclosure in a meaningful way for its intended recipients. Furthermore, the Company previously revised the tables specified above to set forth the effect of a 25% Offering at a 100% Discount to NAV, pursuant to comment 12 from the Staff as described in the Company’s correspondence filed with the Commission on August 14, 2015. Also, the requested disclosure is not commonly provided in the “existing stockholder” or “new investor” tables in the proxy statements of the Company’s peer business development companies.

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United States Securities and Exchange Commission June 17, 2016 Page 3

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by facsimile at 617.275.8389). Thank you for your cooperation and attention to this matter.

Very truly yours,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Stuart Aronson, WhiteHorse Finance, Inc.